

December 23, 2013

Via E-mail
Christopher J. Vohs
Chief Accounting Officer
Bluerock Residential Growth REIT, Inc.
712 Fifth Avenue
9th Floor
New York, NY 10019

> **Re:** **Bluerock Residential Growth REIT, Inc.**
> **Registration Statement on Form S-11**
> **Filed November 27, 2013**
> **File No. 333-192610**

Dear Mr. Vohs:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. As you know, we are reviewing your Form 10-K for the fiscal year ended December 31, 2012, and have issued comments in connection with that review. Please confirm that you will amend the registration statement, as appropriate, to reflect your responses to our comments on the Form 10-K. In addition, please note that we will not be in a position to declare the registration statement effective until you have resolved all comments raised on the Form 10-K.

Recapitalization

2.   We note that you are registering Class A shares in the amount of $115,000,000. We also note your disclosure in this section that you intend to create a new class of Class A common stock. Further, we note that you intend to convert all existing outstanding shares into Class B-1, Class B-2, and Class B-3 common stock. Please provide a better explanation of this intended transaction. For example only, please address the following:

- We note that you do not currently have a sufficient number of Class A shares authorized. Please advise.

- With respect to the Class B shares, please explain the rights associated with these shares. Please disclose how many shares will be issued to non-affiliates and to affiliates. Further, please advise whether you intend to file a separate registration statement with respect to these shares and the Class A shares into which the Class B shares will convert.

- Please explain how your proposed liquidity program will comply with the securities laws, including the tender offer rules.

Our Contribution Transactions, page 15

3.   We note that, in connection with multiple transactions, you will be issuing Class A common shares. Please revise to clarify how these transactions with comply with Section 5 of the Securities Act and provide the information required by Item 701 of Regulation S-K.

Management's Discussion and Analysis, page 64

Property Operations, page 68

4.   Please expand your net operating income disclosure consistent to the proposed disclosure included in your supplemental response letter dated December 5, 2013 in reply to comment 2 of our letter dated November 20, 2013 related to our review of your Form 10-K filed March 13, 2013.

Certain Relationships and Related Party Transactions, page 136

Former Advisor, Initial Advisory Agreement …, page 137

5.   We note your disclosure regarding the amounts paid to your advisor under the previous agreement. Please provide comparative disclosure regarding the amounts you would have paid to your manager if the new agreement had been in effect for the year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3404 with any other questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Attorney-Advisor

cc: Richard P. Cunningham, Jr., Esq. (*via e-mail*)